

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2011

Mr. Terry Fields
Chief Executive Officer
Daulton Capital Corp.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, Nevada 89169

> **Re:** **Daulton Capital Corp.**
> **Form 10-K for the Fiscal Year Ended April 30, 2010**
> **Filed August 13, 2010**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2010**
> **Filed December 15, 2010**
> **File No. 333-152002**

Dear Mr. Fields:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2010

Cover Page

1.   Please include your correct Commission File Number, "333-152002," on all future filings you submit.

2.   Please verify the aggregate market value of your voting and non-voting common equity held by non-affiliates, computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of your most recently completed second fiscal quarter, and revise as necessary. See the instructions to the "Facing Page" of Form 10-K for additional guidance.

Legal Proceedings, page 8

3.   Please revise your disclosure to provide the information required pursuant to Item 103 of Regulation S-K, including the name of the court in which the proceedings occurred, the principal parties thereto, and a description of the factual basis alleged to underlie the proceeding.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

4.   Please disclose the extent of your exploration activities on the Ballarat Property and on the Hunker Project since you entered into those option agreements in February 2010.

5.   Please disclose how you plan to spend your capital in the next twelve months.

Controls and Procedures, page 12

6.   You state there were no changes in your internal control over financial reporting that *occurred during the year ended April 30, 2010*. Please revise your disclosure to indicate whether any change in internal control over financial reporting occurred *during the last fiscal quarter*. See Item 308(c) of Regulation S-K for further guidance.

7.   Confirm you evaluated your disclosure controls and procedures based on the definition in Exchange Act Rule 13a-15(e). In this respect, confirm, if true, that your disclosure controls and procedures are effectively designed to ensure that information required to be disclosed by you in reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your disclosure in future filings to clarify that your definition of disclosure controls and procedures is consistent with the definition in Exchange Act Rule 13a-15(e).

Executive Compensation, page 15

8.   Please revise your summary compensation table to include your last two completed fiscal years. For more information, please see Item 402(n)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners…, page 16

9.   We note your disclosure that Terry Fields and Michael Mulberry are to receive shares of the company that have not yet been issued. Please revise your table to include shares held by persons that have the right to acquire beneficial ownership of your securities within sixty days. In the alternative, please explain why disclosure regarding these shares would not be required. For further information, please see Rule 13d-3 of the Exchange Act and Item 403 of Regulation S-K.

Signatures, page 19

10.   Please revise to also provide the following statement and related signatures in this section of your filing: "Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated." Refer to General Instruction D to Form 10-K for additional guidance.

Financial Statements, page F-1

11.   We note you have not established reserves on any of your properties and you are strictly in the exploration stage. However, you labeled each of your financial statements as being "A Development Stage Company." Given your current status as an exploration-stage company, disclosure regarding development or production activities is premature and potentially confusing to investors. Please revise the labeling of your financial statement to correctly identify your current state of operations. Additionally, please ensure to remove any disclosure regarding plans, intentions or expectations to begin development or production on your properties throughout your filing, as necessary.

12.   We note you have presented activity for the three months ended April 30, 2010 and 2009 in your statement of operations on page F-4 and statement of cash flows on page F-6. However, these three month periods have not been referred to in the audit report on page F-2 as having been audited. Please either label the columns for these periods as "unaudited' or have your auditor update the report to state these periods have been audited.

Balance Sheet, page F-3

13.   Please revise your presentation to correctly label your interests in the Ballarat and Hunker properties as "Mining Property Interests," or something similar, to correctly reflect the nature of these assets.

14.   We note you recorded a liability of $89,000 for Subscriptions Received for shares of stock that have not yet been issued. Please tell us how you concluded that recording a liability was appropriate for such transactions, citing all authoritative literature supporting

your position. In addition, tell us whether the subscribers have the right to cancel their subscriptions and have their consideration refunded, prior to issuance of the shares.

Statement of Operations, page F-4

15.   Revise your earnings per share presentation here and wherever presented in your filing, to eliminate the fractional cent amounts, and present all earnings per share amounts rounded to the nearest whole cent.

Statement of Cash Flows, page F-6

16.   Please clarify how you evaluated the provisions of FASB ASC Topic 230-10-45-12, when determining that "Abandonment of oil and gas leases" should be classified as cash flows from investing activities. The nature of this impairment appears more appropriately classified within the reconciliation of net income to net cash flow from operating activities in accordance with ASC Topic 230-10-45-28(b).

Note 2 – Summary of Significant Accounting Policies, page F-8

Income Taxes, page F-9

17.   Please tell us what consideration you gave to the policy disclosure requirements of FASB ASC Topic 740-10-50-19, and why, if true, you concluded that such disclosures were unnecessary.

Form 10-Q for the Fiscal Quarter Ended October 31, 2010

Financial Statements

18.   We note you have recorded approximately $40,000 in mining exploration expense for the three months ended October 31, 2010. Please expand your disclosures to discuss the nature of the activities incurred on your mineral interests.

Note 2 – Summary of Significant Accounting Policies, page 6

Development-Stage Company, page 8

19.   The amount you present for the operating loss incurred since inception, $405,993, does not mathematically agree with the corresponding amount presented on your statement of operations, $584,493. Please correct this discrepancy.

Engineering Comments

Form 10-K for the Fiscal Year Ended April 30, 2010

General

20.   We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> "This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Please indicate the location of this disclaimer in your response.

Mining Interests, page 3

21.   The terms development and production are defined in Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). The term development stage should be utilized to characterize companies which have not progressed to the production stage but which are engaged in preparing reserves for production. The term production stage should be utilized to characterize companies, which are engaged in commercial, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined in Industry Guide 7, it appears that you should remove terms indicating that you have progressed beyond the exploration stage, such as develop, development and production, which appear throughout your document. These terms should be replaced, as needed, with terms such as explore or exploration. This includes the term development stage appearing in the Financial Statement head notes and footnotes. You may refer to Instruction 1 to paragraph (a) of Industry Guide 7 if you require further clarification or guidance.

Ballarat, page 3

22.   It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language;

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect;

- If there is a phased program planned, briefly outline all phases;

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently;

- Disclose how the exploration program will be funded, and;

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

23. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Government Regulation of Mining Interests, page 4

24. We note you are subject to permitting requirements of Canada, Yukon provincial environmental requirements, and/or first nation restrictions. Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

Risk Factors, page 5

25. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

26.   Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

Properties, page 8

27.   Please disclose the following information for each of your properties:

*   The nature your ownership or interest in the property;

*   A description of all interests in your properties, including the terms of all underlying agreements and royalties;

*   Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions;

*   An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions;

*   Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties;

*   The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees, and;

*   The area of your claims, either in hectares or in acres.

        Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

28.   Please file the agreements through which you acquired ownership of your mineral claims. Refer to Item 601(b)(10) of Regulation S-K.

29.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all
       your material properties listed under this heading. For any properties identified that are
       not material, please include a statement to that effect, clarifying your intentions. For each
       material property, include the following information:

       •   The location and means of access to your property, including the modes of
            transportation utilized to and from the property;

       •   Any conditions that must be met in order to obtain or retain title to the property,
            whether your have surface and/or mineral rights;

       •   A brief description of the rock formations and mineralization of existing or potential
            economic significance on the property;

       •   A description of any work completed on the property and its present condition;

       •   The details as to modernization and physical condition of the plant and equipment,
            including subsurface improvements and equipment;

       •   A description of equipment, infrastructure, and other facilities;

       •   The current state of exploration of the property;

       •   The total costs incurred to date and all planned future costs;

       •   The source of power and water that can be utilized at the property, and;

       •   If applicable, provide a clear statement that the property is without known reserves
            and the proposed program is exploratory in nature.

       You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance
       pertaining to the foregoing, available on our website at the following address:
       www.sec.gov/about/forms/industryguides.pdf.

30.   Please insert a small-scale map showing the location and access to each material
       property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the
       EDGAR program now accepts Adobe PDF files and digital maps, so please include these
       maps in any amendments that are uploaded to EDGAR. It is relatively easy to include
       automatic links at the appropriate locations within the document to GIF or JPEG files,
       which will allow figures and diagrams to appear in the right location when the document
       is viewed on the Internet. For more information, please consult the EDGAR manual, and
       if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-
       Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We

believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing;

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered;

- A north arrow;

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located;

- A title of the map or drawing, and the date on which it was drawn, and;

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

31. In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, or Shannon F. Buskirk, at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding engineering comments. Please contact Douglas Brown, at (202) 551-3265, Alexandra Ledbetter, at (202) 551-3317, or me, at (202) 551-3745, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director